

eric butler · 3rd

Co-Founder at Eric's Energy Co.

Greater Seattle Area · 41 connections · **Contact info**

 Hunniwater by Hunn

 University of Washin

Experience



Chief Operations Officer

Hunniwater by Hunni Co.

Oct 2013 – Present · 7 yrs 4 mos

Co-Founder

Eric's Energy Co.

Mar 2012 – Present · 8 yrs 11 mos

Education



University of Washington

Interests



University of Washington
512,931 followers



Hunniwater by Hunni Co.
43 followers


